Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-11 of Preferred Apartment Communities, Inc. of our report dated March 3, 2011 relating to the financial statements of Preferred Apartment Communities, Inc. (a development stage company), which appear in such Registration Statement. We also consent to the use in this Registration Statement on Form S-11 of Preferred Apartment Communities, Inc. of our report dated March 3, 2011 relating to the combined statements of revenue and certain operating expenses of Oxford Rise and Oxford Summit, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

November 2, 2011
Atlanta, Georgia